UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 7, 2014.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

Banco Latinoamericano

de Comercio Exterior, S. A.

and Subsidiaries

Consolidated Balance Sheets as of March 31, 2014 (Unaudited) and December 31, 2013, and Related Consolidated Statements of Income, Comprehensive Income, Stockholders’ Equity and Cash Flows (Unaudited) for the Three Months Ended March 31, 2014 and 2013

Banco Latinoamericano de Comercio Exterior, S. A.

and Subsidiaries

Consolidated Financial Statements

Contents	Pages

Consolidated balance sheets – March 31, 2014 (Unaudited) and December 31, 2013	1

Consolidated statements of income (Unaudited) - For the three months ended March 31, 2014 and 2013	2

Consolidated statements of comprehensive income (Unaudited) - For the three months ended March 31, 2014 and 2013	3

Consolidated statements of changes in stockholders’ equity and redeemable noncontrolling interest (Unaudited) - For the three months ended March 31, 2014 and 2013	4

Consolidated statements of cash flows (Unaudited) - For the three months ended March 31, 2014 and 2013	5

Notes to consolidated financial statements (Unaudited)	6–55

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated balance sheets

March 31, 2014 and December 31, 2013

(in US$ thousand, except share amounts)

	Notes	March 31, 2014 (Unaudited)	December 31, 2013 (Audited)
Assets
Cash and due from banks	4,19	64,079	2,161
Interest-bearing deposits in banks (including pledged deposits of $11,243 in 2014 and $9,032 in 2013)	4,19	520,035	837,557
Securities available-for-sale (including pledged securities to creditors of $282,675 in 2014 and $296,811 in 2013)	5,19	316,498	334,368
Securities held-to-maturity (fair value of $36,682 in 2014 and $33,634 in 2013) (including pledged securities to creditors of $17,083 in 2014 and $13,007 in 2013)	5,19	36,611	33,759
Investment funds	6,19	117,911	118,661
Loans	7,19	6,098,156	6,148,298
Less:
Allowance for loan losses	8,19	72,735	72,751
Unearned income and deferred fees		6,490	6,668
Loans, net		6,018,931	6,068,879

Customers' liabilities under acceptances	19	34,348	1,128
Accrued interest receivable	19	37,626	40,727
Equipment and leasehold improvements (net of accumulated depreciation and amortization of $14,541 in 2014 and $13,881 in 2013)		9,821	10,466
Derivative financial instruments used for hedging - receivable	16,18,19	14,670	15,217
Other assets		8,291	8,389
Total assets		7,178,821	7,471,312

Liabilities and stockholders' equity
Deposits:	9,19
Noninterest-bearing - Demand		5,922	663
Interest-bearing - Demand		83,609	62,384
Time		2,421,135	2,298,289
Total deposits		2,510,666	2,361,336

Trading liabilities	10,18,19	76	72
Securities sold under repurchase agreement	4,5,11,18,19	274,290	286,162
Short-term borrowings and debt	12,19	2,147,946	2,705,365
Acceptances outstanding	19	34,348	1,128
Accrued interest payable	19	17,488	13,786
Long-term borrowings and debt	13,19	1,230,870	1,153,871
Derivative financial instruments used for hedging - payable	16,18,19	10,216	8,572
Reserve for losses on off-balance sheet credit risk	8	5,222	5,222
Other liabilities		12,846	27,947
Total liabilities		6,243,968	6,563,461

Commitments and contingencies	15,19,20

Redeemable noncontrolling interest		49,424	49,899

Stockholders' equity:	14,17,21
Class A common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 6,342,189)		44,407	44,407
Class B common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 2,506,988 in 2014 and 2,520,422 in 2013)		20,683	20,683
Class E common stock, no par value, assigned value of $6.67 (Authorized 100,000,000; outstanding 29,812,259 in 2014 and 29,710,556 in 2013)		214,890	214,890
Additional paid-in capital in excess of assigned value of common stock		117,183	118,646
Capital reserves		95,210	95,210
Retained earnings		482,200	458,699
Accumulated other comprehensive loss	5,17	(9,037)	(12,575)
Treasury stock		(80,107)	(82,008)
Total stockholders' equity		885,429	857,952

Total liabilities and stockholders' equity		7,178,821	7,471,312

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of income (Unaudited)

For the three months ended March 31, 2014 and 2013

(in US$ thousand, except per share amounts)

	Notes	2014	2013
Interest income:	16
Deposits		374	296
Investment securities:
Available-for-sale		1,991	1,286
Held-to-maturity		223	229
Investment funds		20	64
Loans		47,007	46,529
Total interest income		49,615	48,404
Interest expense:	16
Deposits		2,630	3,131
Investment funds		37	30
Short-term borrowings and debt		6,927	5,267
Long-term borrowings and debt		7,912	13,957
Total interest expense		17,506	22,385
Net interest income		32,109	26,019

Reversal of provision for loan losses	8	16	2,171

Net interest income, after reversal of provision for loan losses		32,125	28,190

Other income (expense):
Provision for losses on off-balance sheet credit risk	8	-	(2,437)
Fees and commissions, net		4,276	2,399
Derivative financial instruments and hedging	16	(20)	(516)
Net gain (loss) from investment funds trading		(560)	1,269
Net gain (loss) from trading securities	10	(199)	4,776
Net gain on sale of securities available-for-sale	5	258	115
Net gain (loss) on foreign currency exchange		190	(4,596)
Other income, net		451	585
Net other income		4,396	1,595

Operating expenses:
Salaries and other employee expenses		8,084	7,769
Depreciation and amortization of equipment and leasehold improvements		660	722
Professional services		815	644
Maintenance and repairs		395	386
Expenses from investment funds		416	748
Other operating expenses		3,114	3,183
Total operating expenses		13,484	13,452

Net income from continuing operations		23,037	16,333

Net loss from discontinued operations	3	-	(27)

Net income		23,037	16,306

Net income (loss) attributable to the redeemable noncontrolling interest		(475)	12

Net income attributable to Bladex stockholders		23,512	16,294

Amounts attributable to Bladex stockholders:

Net income from continuing operations		23,512	16,321
Net loss from discontinued operations		-	(27)
		23,512	16,294

Earning per share from continuing operations:
Basic	14	0.61	0.43

Diluted	14	0.61	0.43

Loss per share from discontinued operations:
Basic	14	-	(0.00)

Diluted	14	-	(0.00)

Earning per share:
Basic	14	0.61	0.43

Diluted	14	0.61	0.43

Weighted average basic shares	14	38,600	38,218

Weighted average diluted shares	14	38,679	38,313

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of comprehensive income (Unaudited)

For the three months ended March 31, 2014 and 2013

(in US$ thousand)

	Notes	2014	2013

Net income		23,037	16,306

Other comprehensive income (loss):

Unrealized gains (losses) on securities available-for-sale:
Unrealized gains (losses) arising from the period	17	4,593	(492)
Less: reclassification adjustments for net gains included in net income	17	(252)	(117)
Net change in unrealized gains (losses) on securities available for sale		4,341	(609)

Unrealized gains (losses) on derivative financial instruments:
Unrealized gains (losses) arising from the period	17	(680)	233
Less: reclassification adjustments for net (gains) losses included in net income	17	121	165
Net change in unrealized gains (losses) on derivative financial instruments		(559)	398

Foreign currency translation adjustment, net of hedges:
Current year change		(244)	94
Net change in foreign currency translation adjustment		(244)	94

Other comprehensive income (loss)		3,538	(117)

Comprehensive income		26,575	16,189

Comprehensive income (loss) attributable to the redeemable noncontrolling interest		(475)	107

Comprehensive income attributable to Bladex stockholders		27,050	16,082

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of changes in stockholders' equity and redeemable noncontrolling interest (Unaudited)

For the three months ended March 31, 2014 and 2013

(in US$ thousand)

	Stockholders' equity
		Additional
		paid-in capital
		in excess of			Accumulated
		assigned value			other		Total	Redeemable
	Common	of common	Capital	Retained	comprehensive	Treasury	stockholders'	noncontrolling
	stock	stock	reserves	earnings	income (loss)	stock	equity	interest

Balances at January 1, 2013	279,980	121,419	95,210	422,048	(730)	(91,452)	826,475	3,384
Net income	-	-	-	16,294	-	-	16,294	12
Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	-
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(1,595)
Other comprehensive income	-	-	-	-	(212)	-	(212)	95
Compensation cost - stock options and stock units plans	-	700	-	-	-	-	700	-
Exercised options and stock units vested	-	(3,502)	-	-	-	5,667	2,165	-
Dividends declared	-	-	-	-	-	-	-	-
Balances at March 31, 2013	279,980	118,617	95,210	438,342	(942)	(85,785)	845,422	1,896

Balances at January 1, 2014	279,980	118,646	95,210	458,699	(12,575)	(82,008)	857,952	49,899
Net income (loss)	-	-	-	23,512	-	-	23,512	(475)
Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	-
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	-
Other comprehensive income (loss)	-	-	-	-	3,538	-	3,538	-
Compensation cost - stock options and stock units plans	-	480	-	-	-	-	480	-
Exercised options and stock units vested	-	(1,943)	-	-	-	2,292	349	-
Repurchase of "Class E" common stock	-	-	-	-	-	(391)	(391)	-
Dividends declared	-	-	-	(11)	-	-	(11)	-
Balances at March 31, 2014	279,980	117,183	95,210	482,200	(9,037)	(80,107)	885,429	49,424

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of cash flows (Unaudited)

For the three months ended March 31, 2014 and 2013

(in US$ thousand)

	2014	2013
Cash flows from operating activities:
Net income	23,037	16,306
Adjustments to reconcile net income to net cash provided by operating activities:
Activities of derivative financial instruments and hedging	1,298	(9,872)
Depreciation and amortization of equipment and leasehold improvements	660	722
Reversal of provision for loan losses	(16)	(2,171)
Provision for losses on off-balance sheet credit risk	-	2,437
Net gain on sale of securities available-for-sale	(258)	(115)
Compensation cost - compensation plans	480	700
Amortization of premium and discounts on investments	1,607	998
Net decrease (increase) in operating assets:
Trading assets	-	281
Investment funds	994	343
Accrued interest receivable	3,101	1,704
Other assets	(33,268)	(995)
Net increase (decrease) in operating liabilities:
Trading liabilities	4	(24,433)
Accrued interest payable	3,702	5,912
Other liabilities	31,556	(4,939)
Net change from discontinued operating activities	-	28
Net cash provided by (used in) operating activities	32,897	(13,094)

Cash flows from investing activities:
Net decrease (increase) in pledged deposits	(2,211)	7,977
Net increase in loans	(4,286)	(149,744)
Proceeds from the sale of loans	54,250	15,000
Acquisition of equipment and leasehold improvements	(15)	(109)
Proceeds from the redemption of securities available-for-sale	-	277
Proceeds from the sale of securities available-for-sale	20,916	5,260
Purchases of investments available-for-sale	-	(123,961)
Purchases of investments held-to-maturity	(2,900)	(5,260)
Net change from discontinued investing activities	-	(3)
Net cash provided by (used in) investing activities	65,754	(250,563)

Cash flows from financing activities:
Net increase in due to depositors	149,331	274,170
Net increase (decrease) in short-term borrowings and debt and securities sold under repurchase agreements	(569,291)	169,927
Proceeds from long-term borrowings and debt	107,448	5,000
Repayments of long-term borrowings and debt	(30,449)	(292,729)
Dividends paid	(13,464)	(11,340)
Redemptions of redeemable noncontrolling interest	-	(1,595)
Exercised stock options	349	2,165
Repurchase of common stock	(391)	-
Net cash provided by (used in) financing activities	(356,467)	145,598

Effect of exchange rate fluctuations on cash and cash equivalents	1	46

Net decrease in cash and cash equivalents	(257,815)	(118,013)
Cash and cash equivalents at beginning of the period	830,686	692,511
Cash and cash equivalents at end of the period	572,871	574,498

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	13,804	16,473

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

1.	Organization

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized supranational bank established to support the financing of trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979. Under a contract signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendency of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the text of the Law Decree No. 9 of February 26, 1998, modified by the Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. exercised control over Bladex Asset Management Inc., incorporated on May 24, 2006, under the laws of the State of Delaware, USA, which, until its dissolution, provided investment management services. On September 8, 2009, Bladex Asset Management Inc. was registered as a foreign entity in the Republic of Panama, to establish a branch in Panama, which was mainly engaged in providing administrative and operating services to Bladex Asset Management Inc. in USA. Bladex Asset Management Inc. was dissolved, in the Republic of Panama on July 5, 2013 and, in the USA on September 18, 2013, and their net assets were transferred to the Head Office. Bladex Holdings Inc. maintains ownership in two companies: Bladex Representacao Ltda. and Bladex Investimentos Ltda.

-	Bladex Representacao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda. and Bladex Holdings Inc. owns the remaining 1%. This company has invested substantially all its assets in an investment fund incorporated in Brazil ("the Brazilian Fund"), registered with the Brazilian Securities Commission ("CVM", for its acronym in Portuguese). The Brazilian Fund is a non-consolidating variable interest entity.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The objective of the Brazilian Fund is to achieve capital gains by dealing in the interest, currency, securities, commodities and debt markets, and by trading instruments available in the spot and derivative markets.

-	BLX Brazil Ltd., was incorporated under the laws of the Cayman Islands on October 5, 2010. Bladex Head Office owned 99.80% of BLX Brazil Ltd. In turn, BLX Brazil Ltd. owned 99.9999% of Bladex Asset Management Brazil – Gestora de Recursos Ltda. and Bladex Asset Management Inc. owned the remaining 0.0001%. Bladex Asset Management Brazil – Gestora de Recursos Ltda. was incorporated under the laws of Brazil on January 6, 2011, and provided investment advisory services to Bladex Latam Fundo de Investimento Multimercado. BLX Brazil Ltd. and Bladex Asset Management Brazil – Gestora de Recursos, Ltda. were sold as part of the sale of the asset management unit in 2013.

Bladex Head Office has a participation of 55.87% in Alpha4X Feeder Fund, a fund constituted under the laws of the Cayman Islands that invests substantially all its assets in Alpha4X Capital Growth Fund, which is also incorporated under the laws of the Cayman Islands. Alpha4X Feeder Fund is a variable interest entity (“VIE”), and has been consolidated in these consolidated financial statements. Both funds, Alpha4X Feeder Fund and Alpha4X Capital Growth Fund are registered with the Cayman Island Monetary Authority (“CIMA”), under the Mutual Funds Law of the Cayman Islands. The objective of these Funds is to achieve capital appreciation by investing in Latin American debt securities, stock indexes, currencies, and trading derivative instruments.

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers of the Region. The New York Agency is also licensed by the State of New York Banking Department, USA, to operate an International Banking Facility (“IBF”).

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, D.F. and Monterrey, Mexico; in Porto Alegre, Brazil; in Lima, Peru; in Bogota, Colombia; and an international administrative office in Miami, Florida, USA.

Bladex Head Office owned 50% of the equity shares of BCG PA LLC, a company that was incorporated under the laws of the State of Delaware, USA. This company owned “Class C” shares of an investment fund, which were sold as part of the sale of the asset management unit in 2013. This company was dissolved on August 14, 2013 and its net assets were transferred to its investors.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

2.	Summary of significant accounting policies

a)	Basis of presentation

These consolidated financial statements have been prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts presented in the consolidated financial statements and notes are expressed in dollars of the United Stated of America (“US$”), which is the Bank’s functional currency. The accompanying consolidated financial statements have been translated from Spanish to English for users outside of the Republic of Panama.

The Accounting Standards Codification (the “ASC”) issued by the Financial Accounting Standards Board (the “FASB”) constitute the single official source of authoritative, non-governmental GAAP, other than guidance issued by the Securities and Exchange Commission (“SEC”). All other literature is considered non-authoritative.

These unaudited consolidated financial statements should be read together with the consolidated financial statements and related notes for the fiscal year ended December 31, 2013. Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but not required for interim reporting purposes, has been condensed or omitted.

As noted above, the notes to the consolidated financial statements are unaudited.

b)	Principles of consolidation

The consolidated financial statements include the accounts of Bladex Head Office and its subsidiaries. Bladex Head Office consolidates its subsidiaries in which it holds a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority voting interest. All intercompany balances and transactions have been eliminated for consolidation purposes.

When Bladex holds an interest in investment companies under the “Feeder-Master” structure where the Feeder’s shareholding is diluted and such entity is registered as a mutual fund with a regulatory body, it is considered an investment company. In those cases, the Feeder, and thereby Bladex indirectly, consolidates its participation in the Fund in one line item in the balance sheet, as required by the specialized accounting in the ASC Topic 946 - Financial Services – Investment Companies.

c)	Variable interest entities

Variable interest entities (“VIE”) are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest. Investors that finance the VIE through debt or equity interests or other counterparties that provide other forms of support, such as guarantees, or certain types of derivative contracts, are variable interest holders in the entity.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. The Bank would be deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

-	power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and
-	obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

d)	Equity method

Investments in companies in which Bladex Head Office exercises significant influence, but not control over its financial and operating policies, and holds an equity participation of at least 20% but not more than 50%, are initially accounted for at cost, which is subsequently adjusted to record the participation of the investment in gains (losses) of the investee after the acquisition date.

e)	Specialized accounting for investment companies

Alpha4X Feeder Fund (“Feeder”) and Alpha4X Capital Growth Fund (“Master”) are organized under a “Feeder-Master” structure. Under this structure, the Feeder invests all its assets in the Master which in turn invests in various assets on behalf of its investor. Specialized accounting for investment companies requires the Feeder to reflect its investment in the Master in a single line item equal to its proportionate share of the net assets of the Master, regardless of the level of Feeder’s interest in the Master. The Feeder records the Master’s results by accounting for its participation in the net interest income and expenses of the Master, as well as its participation in the realized and unrealized gains or losses of the Master.

As permitted by ASC Topic 810-10-25-15 – Consolidation, when Bladex consolidates its investment in the Feeder, it retains the specialized accounting for investment companies applied by the Feeder in the Master, reporting it within the “Investment funds” line item in the consolidated balance sheet, and presenting the third party investments in the Feeder in the “Redeemable noncontrolling interest” line item between liabilities and stockholders’ equity. The Bank reports the Feeder’s proportionate participation in the interest income and expense from the Master in the Investment funds line item within interest income and expense, realized and unrealized gains and losses in the “Net gain (loss) from investment fund trading” line item, and expenses from the Master are reported in “Expenses from the investment funds” line item in the consolidated statements of income.

f)	Use of estimates

The preparation of the consolidated financial statements requires Management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowances for credit losses, impairment of securities available-for-sale and held-to-maturity, and the fair value of financial instruments. Actual results could differ from those estimates. Management believes these estimates are adequate.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

g)	Cash equivalents

Cash equivalents include demand deposits in banks and interest-bearing deposits in banks with original maturities of three months or less, excluding pledged deposits.

h)	Repurchase agreements

Repurchase agreements are generally treated as collateralized financing transactions. When the criteria set forth in the following paragraph are met to account for the transaction as secured financing, the transaction is recorded at the amounts at which the securities will be subsequently reacquired including interest paid, as specified in the respective agreements. Interest is recognized in the consolidated statement of income over the life of the transaction. The fair value of securities to be repurchased is continuously monitored, and additional collateral is obtained or provided where appropriate, to protect against credit exposure.

The Bank’s policy is to relinquish possession of the securities sold under agreements to repurchase. Despite such relinquishment of possession, repurchase agreements qualify as secured financings if and only if all of the following conditions are met: the repurchase agreement must grant the transferor the right and obligation to repurchase or redeem the transferred financial assets; the assets to be repurchased are the same or substantially the same as those transferred; the agreement is to repurchase or redeem them before maturity, at a fixed and determinable price; and the agreement is entered into concurrently at the transfer date.

When repurchase agreements do not meet the above-noted conditions, they qualify as sales of securities, for which the related security is removed from the balance sheet and a forward purchase agreement is recognized for the obligation to repurchase the security. Changes in fair value of the forward purchase agreement as well as any gain or loss resulting from the sale of securities under repurchase agreements are reported in earnings of the period within net gain (loss) from trading securities.

i)	Trading assets and liabilities

Trading assets and liabilities include bonds acquired for trading purposes, and receivables (unrealized gains) and payables (unrealized losses) related to derivative financial instruments which are not designated as hedges or which do not qualify for hedge accounting.

Trading assets and liabilities are carried at fair value. Unrealized and realized gains and losses on trading assets and liabilities are recorded in earnings as net gain (loss) from trading securities.

j)	Investment securities

Securities are classified at the date of purchase based on the ability and intent to sell or hold them as investments. These securities consist of debt securities such as: negotiable commercial paper, bonds and floating rate notes.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Interest on securities is recognized based on the interest method. Amortization of premiums and discounts are included in interest income as an adjustment to the yield.

Securities available-for-sale

These securities consist of debt instruments not classified as either trading securities or as held-to-maturity securities, and are subject to the same approval criteria as the rest of the credit portfolio. These securities are carried at fair value. Unrealized gains and losses are reported as net increases or decreases to other comprehensive income (loss) (“OCI”) in stockholders’ equity until they are realized. Realized gains and losses from the sale of securities which are included in net gain on sale of securities are determined using the specific identification method.

Securities held-to-maturity

Securities classified as held-to-maturity represent securities that the Bank has the ability and the intent to hold until maturity. These securities are carried at amortized cost and are subject to the same approval criteria as the rest of the credit portfolio.

Impairment of securities

The Bank conducts periodic reviews of all securities with unrealized losses to evaluate whether the impairment is other-than-temporary. Impairment of securities is evaluated considering numerous factors, and their relative significance varies case by case. Factors considered in determining whether unrealized losses are temporary include: the length of time and extent to which the fair value has been less than cost, the severity of the impairment, the cause of the impairment and the financial condition of the issuer, activity in the market of the issuer which may indicate adverse credit conditions, the intent and ability of the Bank to retain the security for a sufficient period of time to allow of an anticipated recovery in the fair value (with respect to equity securities) and the intent and probability of the Bank to sell the security before the recovery of its amortized cost (with respect to debt securities). If, based on the analysis, it is determined that the impairment is other-than-temporary, the security is written down to its fair value, and a loss is recognized through earnings as impairment loss on assets.

In cases where the Bank does not intend to sell a debt security and estimates that it will not be required to sell the security before the recovery of its amortized cost basis, the Bank periodically estimates if it will recover the amortized cost of the security through the present value of expected cash flows. If the present value of expected cash flows is less than the amortized cost of the security, it is determined that an other-than-temporary impairment has occurred. The amount of this impairment representing credit loss is recognized through earnings and the residual of the other-than-temporary impairment related to non-credit factors is recognized in other comprehensive income (loss).

In periods subsequent to the recognition of the other-than-temporary impairment, the difference between the new amortized cost and the expected cash flows to be collected is accreted as interest income. The present value of the expected cash flows is estimated over the life of the debt security.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The other-than-temporary impairment of securities held-to-maturity that has been recognized in other comprehensive income (loss) is accreted to the amortized cost of the debt security prospectively over its remaining life.

Interest accrual is suspended on securities that are in default, or on which it is likely that future interest payments will not be received as scheduled.

k)	Investment Funds

The investment funds line includes the net asset value of the Feeder and the net value of Bladex investment in the Brazilian Fund. The Feeder records its investment in the Master at fair value, which is the Feeder’s proportionate interest in the net assets of the Master. The Master invests in trading assets and liabilities that are carried at fair value. The Master reports trading gains and losses from negotiation of these instruments as realized and unrealized gains and losses on investments.

l)	Other investments

Other investments that mainly consist of unlisted stock are recorded at cost and are included in other assets. The Bank determined that it is not practicable to obtain the fair value of these investments, as these shares are not traded in a secondary market. Performance of these investments is evaluated periodically and any impairment that is determined to be other-than-temporary is charged to earnings as impairment on assets.

m)	Loans

Loans are reported at their amortized cost considering the principal outstanding amounts net of unearned income, deferred fees and allowance for loan losses. Interest income is recognized using the interest method. The amortization of net unearned income and deferred fees are recognized as an adjustment to the related loan yield using the effective interest method.

Purchased loans are recorded at acquisition cost. The difference between the principal and the acquisition cost of loans, the premiums and discounts, is amortized over the life of the loan as an adjustment to the yield. All other costs related to acquisition of loans are expensed when incurred.

The Bank identifies loans as delinquent when no debt service and/or interest payment has been received for 30 days after such payments were due. The outstanding balance of a loan is considered past due when the total principal balance with one single balloon payment has not been received within 30 days after such payment was due, or when no agreed-upon periodical payment has been received for a period of 90 days after the agreed-upon date.

Loans are placed in a non-accrual status when interest or principal is overdue for 90 days or more, or before if the Bank’s Management believes there is an uncertainty with respect to the ultimate collection of principal or interest. Any interest receivable on non-accruing loans is reversed and charged-off against earnings. Interest on these loans is only recorded as earned when collected. Non-accruing loans are returned to an accrual status when (1) all contractual principal and interest amounts are current; (2) there is a sustained period of repayment performance in accordance with the contractual terms of at least six months; and (3) if in the Bank Management’s opinion the loan is fully collectible.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

A modified loan is considered a troubled debt restructuring when the debtor is experiencing financial difficulties and if the restructuring constitutes a concession to the debtor. A concession may include modification of terms such as an extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, and reduction in the face amount of the debt or reduction of accrued interest, among others. Marketable securities received in exchange for loans under troubled debt restructurings are initially recorded at fair value, with any gain or loss recorded as a recovery or charge to the allowance, and are subsequently accounted for as securities available-for-sale.

A loan is considered impaired, and also placed on a non-accrual basis, when based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to original contractual terms of the loan agreement. Factors considered by the Bank’s Management in determining impairment include collection status, collateral value, and economic conditions in the borrower’s country of residence. Impaired loans also include those modified loans considered troubled debt restructurings. When current events or available information confirm that specific impaired loans or portions thereof are uncollectible, such impaired loans are charged-off against the allowance for loan losses.

The reserve for losses on impaired loans is determined considering all available evidence, including the present value of expected future cash flows discounted at the loan's original contractual interest rate and/or the fair value of the collateral, if applicable. If the loan’s repayment is dependent on the sale of the collateral, the fair value considers costs to sell.

The Bank maintains a system of internal credit quality indicators. These indicators are assigned depending on several factors which include: profitability, quality of assets, liquidity and cash flows, capitalization and indebtedness, economic environment and positioning, regulatory framework and/or industry, sensitivity scenarios and the quality of debtor’s management and shareholders. A description of these indicators is as follows:

Rating	Classification	Description
1 to 6	Normal	Clients with payment ability to satisfy their financial commitments.
7	Special Mention

Clients exposed to systemic risks specific to the country or the industry in which they are located, facing adverse situations in their operation or financial condition. At this level, access to new funding is uncertain.

8	Substandard

Clients whose primary source of payment (operating cash flow) is inadequate and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, endangering recovery of unpaid balances.

9	Doubtful

Clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms. Due to the fact that the debtor presents an impaired financial and economic situation, the likelihood of recovery is low.

10	Unrecoverable	Clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably they will also have difficulties to fulfill possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

In order to maintain a periodical monitoring of the quality of the portfolio, loans with ratings between 1 and 4 are reviewed every 18 months maximum, ratings 5 are reviewed annually, ratings 6 are reviewed semi-annually, and those with ratings above 6 are reviewed quarterly.

The Bank's lending portfolio is summarized in the following segments: corporations, sovereign, middle-market companies and banking and financial institutions. The distinction between corporations and middle-market companies depends on the client’s level of annual sales in relation to the country risk, among other criteria. Except for the sovereign segment, segments are broken down into state-owned and private.

The Bank's lending policy is applicable to all classes of loans.

n)	Transfer of financial assets

Transfers of financial assets, primarily loans, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Bank even in bankruptcy or other receivership; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or does not have the right to cause the assets to be returned. Upon completion of a transfer of assets that satisfies the conditions described above to be accounted for as a sale, the Bank recognizes the assets as sold and records in earnings any gain or loss on the sale. The Bank may retain interest in loans sold in the form of servicing rights. Gains or losses on sale of loans depend in part on the carrying amount of the financial instrument involved in the transfer, and its fair value at the date of transfer.

o)	Allowance for credit losses

The allowance for credit losses is provided for losses derived from the credit extension process, inherent in the loan portfolio and off-balance sheet financial instruments, using the reserve method of providing for credit losses. Additions to the allowance for credit losses are made by debiting earnings. Credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings. The allowance attributable to loans is reported as a deduction of loans and the allowance for off-balance sheet credit risk, such as, letters of credit and guarantees, is reported as a liability.

The allowance for possible credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured individually case-by-case. A specific allowance is established when the discounted cash flows (or observable fair value of collateral) of the credit is lower than the carrying value of that credit. The formula-based component, or generic allowance, covers the Bank’s performing credit portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default. The probability of default is supported by Bladex’s historical portfolio performance, complemented by probabilities of default provided by external sources, in view of the greater robustness of this external data for some cases. The loss given default is based on Bladex’s historical losses experience and best practices.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The reserve balances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

Reserves = ∑(E x PD x LGD); where:

-	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review.
-	Probabilities of Default (PD) = one-year probability of default applied to the portfolio. Default rates are based on Bladex’s historical portfolio performance per rating category, complemented by Standard & Poor’s (“S&P”) probabilities of default for categories 6, 7 and 8, in view of the greater robustness of S&P data for such cases.
-	Loss Given Default (LGD) = a factor is utilized, based on historical information, same as based on best practices in the banking industry. Management applies judgment and historical loss experience.

Management can also apply complementary judgment to capture elements of prospective nature or loss expectations based on risks identified in the environment that are not necessarily reflected in the historical data.

The allowance policy is applicable to all classes of loans and off-balance sheet financial instruments of the Bank.

p)	Fees and commissions

Loan origination fees, net of direct loan origination costs, are deferred, and the net amount is recognized as revenue over the contractual term of the loans as an adjustment to the yield. These net fees are not recognized as revenue during periods in which interest income on loans is suspended because of concerns about the realization of loan principal or interest. Underwriting fees are recognized as revenue when the Bank has rendered all services to the issuer and is entitled to collect the fee from the issuer, when there are no contingencies related to the fee. Underwriting fees are recognized net of syndicate expenses. In addition, the Bank recognizes credit arrangement and syndication fees as revenue after satisfying certain retention, timing and yield criteria. Fees received in connection with a modification of terms of a troubled debt restructuring are applied as a reduction of the recorded investment in the loan. Fees earned on letters of credit, guarantees and other commitments are amortized using the straight-line method over the life of such instruments.

q)	Equipment and leasehold improvements

Equipment and leasehold improvements, including the electronic data processing equipment, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are charged to operations using the straight-line method, over the estimated useful life of the related asset. The estimated original useful life for furniture and equipment is 3 to 5 years and for improvements is 3 to 15 years.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The Bank defers the cost of internal-use software that has a useful life in excess of one year in accordance with ASC Topic 350-40 - Intangibles – Goodwill and Other – Internal-Use Software. These costs consist of payments made to third parties related to the use of licenses and installation of both, software and hardware. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized internal use software costs are amortized using the straight-line method over their estimated useful lives, generally consisting of 5 years.

r)	Borrowings and debt

Short and long-term borrowings and debt are accounted for at amortized cost.

s)	Capital reserves

Capital reserves are established as a segregation of retained earnings and are, as such, a form of retained earnings. Even though the constitution of capital reserves is not required by the SBP, their reductions require the approval of the Bank’s Board of Directors and the SBP.

t)	Stock-based compensation and stock options plans

The Bank applies ASC Topic 718 – Compensation - Stock Compensation to account for compensation costs on restricted stock, restricted stock units and stock option plans. Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee, using the straight-line method. The fair value of each option is estimated at the grant date using a binomial option-pricing model.

When options and stock are exercised, the Bank’s policy is to reissue shares from treasury stock.

u)	Derivative financial instruments and hedge accounting

The Bank uses derivative financial instruments for its management of interest rate and foreign exchange risks. Interest rate swap contracts, cross-currency swap contracts and forward foreign exchange contracts have been used to manage interest rate and foreign exchange risks associated with debt securities and borrowings with fixed and floating rates, and loans and borrowings in foreign currency. These contracts can be classified as fair value and cash flow hedges. In addition, forward foreign exchange contracts are used to hedge exposures to changes in foreign currency in subsidiary companies with functional currencies other than US dollar. These contracts are classified as net investment hedges.

The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.

Derivatives held for trading purposes include interest rate swap, cross-currency swap, forward foreign exchange and future contracts used for risk management purposes that do not qualify for hedge accounting. The fair value of trading derivatives is reported as trading assets or trading liabilities, as applicable. Changes in realized and unrealized gains and losses and interest from these trading instruments are included in net gain (loss) from trading securities.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Derivatives for hedging purposes primarily include forward foreign exchange contracts and interest rate swap contracts in US dollars and cross-currency swaps. Derivative contracts designated and qualifying for hedge accounting are reported in the consolidated balance sheet as derivative financial instruments used for hedging - receivable and payable, as applicable, and hedge accounting is applied. In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported in current-period earnings.

The Bank discontinues hedge accounting prospectively in the following situations:

1.	It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item.
2.	The derivative expires or is sold, terminated or exercised.
3.	The Bank otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

The Bank carries all derivative financial instruments in the consolidated balance sheet at fair value. For qualifying fair value hedges, all changes in the fair value of the derivative and the fair value of the item for the risk being hedged are recognized in earnings. If the hedge relationship is terminated, then the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment. The Bank applies the shortcut method of hedge accounting that does not recognize ineffectiveness in hedges of interest rate swap that meet the requirements of ASC Topic 815-20-25-104. For qualifying cash flow hedges and net investment hedges, the effective portion of the change in the fair value of the derivative is recorded in OCI and recognized in the consolidated statement of income when the hedged cash flows affect earnings. The ineffective portion is recognized in the consolidated statement of income as activities of derivative financial instruments and hedging. If the cash flow hedge relationship is terminated, related amounts in OCI are reclassified into earnings when hedged cash flows occur.

v)	Foreign currency translation

Assets and liabilities of foreign subsidiaries whose local currency is considered their functional currency, are translated into the reporting currency, US dollars, using period-end spot foreign exchange rates. The Bank uses monthly-averaged exchange rates to translate revenues and expenses from local functional currency into US dollars. The effects of those translations adjustments are reported as a component of the Accumulated other comprehensive loss in the stockholders’ equity.

Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of the foreign entity with the US dollar as their functional currency, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollars using period-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollars are included in current year’s earnings in the Gain (loss) on foreign currency exchange line item.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

w)	Income taxes

•	Bladex Head Office is exempted from payment of income taxes in Panama in accordance with the contract signed between the Republic of Panama and Bladex.
•	The Feeder and the Master are not subject to income taxes in accordance with the laws of the Cayman Islands. These companies received an undertaking exempting them from taxation of all future profits until March 7, 2026.
•	Bladex Representacao Ltda. and Bladex Investimentos Ltda., are subject to income taxes in Brazil.
•	The New York Agency and Bladex’s subsidiaries incorporated in USA are subject to federal and local taxation in USA based on the portion of income that is effectively connected with its operations in that country.

Such amounts of income taxes have been immaterial to date.

x)	Redeemable noncontrolling interest

ASC Topic 810 - Consolidation requires that a noncontrolling interest, previously referred to as a minority interest, in a consolidated subsidiary be reported as a separate component of equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be presented separately, below net income in the consolidated statement of income.

Furthermore, in accordance with ASC 480-10-S99, equity securities that are redeemable at the option of the holder and not solely within the control of the issuer must be classified outside of equity. The terms of third party investments in the consolidated funds contain a redemption clause which allows the holders the option to redeem their investment at fair value.  Accordingly, the Bank presents the noncontrolling interest between liabilities and stockholders’ equity in the consolidated balance sheets.

Net assets of the Feeder and the Brazilian Fund are measured and presented at fair value, given the nature of their net assets (i.e. represented mainly by cash and investments in securities).  Therefore, when calculating the value of the redeemable noncontrolling interest of the Feeder under ASC Topic 810, such amount is already recorded at its fair value and no further adjustments under ASC 480-10-S99 are necessary.

y)	Earnings per share

Basic earnings per share is computed by dividing the net income attributable to Bladex stockholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year. Diluted earnings per share measure performance incorporating the effect that potential common shares, such as stock options and restricted stock units outstanding during the same period, would have on net earnings per share. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except for the denominator, which is increased to include the number of additional common shares that would have been issued if the beneficiaries of stock purchase options and other stock plans could exercise their options. The number of potential common shares that would be issued is determined using the treasury stock method.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

3.	Sale of the asset management unit and discontinued operations

On April 2, 2013, the Bank reached a definitive agreement to sale its asset management unit (the “Management Unit”) to Alpha4X Asset Management, LLC and related companies (“Alpha4X”). Alpha 4X Asset Management, LLC is a company majority-owned by former executives of the Management Unit. The sale closed in the second quarter of 2013.

The sale resulted in a gain of $455 thousand, which was reported in net loss from discontinued operations in the consolidated statements of income in the second quarter of 2013. The Bank applied discontinued operations accounting to the operations of the Management Unit in accordance with ASC Topic 205-20 – Presentation of Financial Statements – Discontinued Operations.

The following table summarizes the operating results of the discontinued operations:

	Three months ended March 31,
(In thousands of US$)	2014	2013
Other income:
Fees and commissions (1)	-	610
Other income	-	13
	-	623
Operating expenses:
Salaries and other employee expenses	-	(304)
Depreciation and amortization	-	(5)
Professional services	-	(159)
Maintenance and repairs	-	(1)
Other operating expenses	-	(181)
Total operating expenses	-	(650)
Net loss from discontinued operations	-	(27)

(1) Includes management fees from the investment fund for $567 thousand in the three months ended March 31, 2013.

4.	Cash and cash equivalents

Cash and cash equivalents are as follows:

	March 31,	December 31,
(In thousands of US$)	2014	2013
Cash and due from banks	61,821	2,161
Interest-bearing deposits in banks	522,293	837,557
Total	584,114	839,718
Less:
Pledged deposits	11,243	9,032
	572,871	830,686

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

On March 31, 2014 and December 31, 2013 the New York Agency had a pledged deposit with a carrying value of $3.0 million with the New York State Banking Department, as required by law since March 1994. As of March 31, 2014 and December 31, 2013, the Bank had pledged deposits with a carrying value of $8.2 million and $6.0 million, respectively, to secure derivative financial instruments transactions and repurchase agreements.

5.	Investment securities

Securities available-for-sale

The amortized cost, related unrealized gross gain (loss) and fair value of securities available-for-sale by country risk and type of debt, are as follows:

	March 31, 2014
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	41,262	103	425	40,940
Colombia	44,389	127	779	43,737
Chile	16,793	33	398	16,428
Honduras	9,323	-	30	9,293
Panama	7,149	60	-	7,209
Peru	23,331	74	404	23,001
Venezuela	29,728	25	912	28,841
	171,975	422	2,948	169,449

Sovereign debt:
Brazil	32,591	702	324	32,969
Colombia	42,479	26	731	41,774
Chile	10,902	9	397	10,514
Mexico	35,551	-	1,838	33,713
Panama	12,402	50	375	12,077
Peru	11,421	14	-	11,435
Trinidad and Tobago	4,622	-	55	4,567
	149,968	801	3,720	147,049

Total	321,943	1,223	6,668	316,498

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

	December 31, 2013
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	41,439	11	778	40,672
Colombia	44,536	65	1,351	43,250
Chile	21,807	15	751	21,071
Honduras	9,400	-	136	9,264
Panama	7,159	-	78	7,081
Peru	29,439	42	674	28,807
Venezuela	29,871	-	1,848	28,023
	183,651	133	5,616	178,168

Sovereign debt:
Brazil	32,751	936	645	33,042
Colombia	42,776	-	1,125	41,651
Chile	20,772	12	610	20,174
Mexico	35,730	-	2,445	33,285
Panama	12,485	71	553	12,003
Peru	11,589	-	65	11,524
Trinidad and Tobago	4,665	-	144	4,521
	160,768	1,019	5,587	156,200

Total	344,419	1,152	11,203	334,368

As of March 31, 2014 and December 31, 2013, securities available-for-sale with a carrying value of $282.7 million and $296.8 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

The following table discloses those securities that have had unrealized losses for a period less than 12 months and for 12 months or longer:

	March 31, 2014
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	47,695	749	39,133	1,062	86,828	1,811
Sovereign debt	84,565	3,134	49,394	1,723	133,959	4,857
	132,260	3,883	88,527	2,785	220,787	6,668

	December 31, 2013
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	136,895	5,113	6,866	503	143,761	5,616
Sovereign debt	107,239	5,210	18,557	377	125,796	5,587
	244,134	10,323	25,423	880	269,557	11,203

Gross unrealized losses are related mainly to changes in market interest rates and other market fact ors, and not due to underlying credit concerns by the Bank regarding the issuers.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table presents the realized gains and losses on sale of securities available-for-sale:

	Three months ended March 31
(In thousands of US$)	2014	2013

Gains	258	116
Losses	-	(1)
Net	258	115

The amortized cost and fair value of securities available-for-sale by contractual maturity as of March 31, 2014, are shown in the following table:

(In thousands of US$)	Amortized Cost	Fair Value

Due within 1 year	39,015	39,753
After 1 year but within 5 years	151,180	150,819
After 5 years but within 10 years	131,748	125,926
	321,943	316,498

Securities held-to-maturity

The amortized cost, related unrealized gross gain (loss) and fair value of securities held-to-maturity by country risk and type of debt are as follows:

	March 31, 2014
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Costa Rica	2,000	-	-	2,000
Honduras	4,077	7	-	4,084
Panama	17,528	8	1	17,535
	23,605	15	1	23,619

Sovereign debt:
Colombia	13,006	57	-	13,063

Total	36,611	72	1	36,682

	December 31, 2013
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Costa Rica	2,000	-	-	2,000
Honduras	4,118	-	-	4,118
Panama	14,634	8	18	14,624
	20,752	8	18	20,742

Sovereign debt:
Colombia	13,007	-	115	12,892

Total	33,759	8	133	33,634

Securities that show gross unrealized losses have had losses for less than 12 months. These losses are related mainly to changes in market interest rates and other market factors and not due to underlying credit concerns by the Bank about the issuers; therefore, such losses are considered temporary.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The amortized cost and fair value of securities held-to-maturity by contractual maturity as of March 31, 2014, are shown in the following table:

(In thousands of US$)	Amortized Cost	Fair Value
Due within 1 year	21,560	21,575
After 1 year but within 5 years	15,051	15,107
	36,611	36,682

As of March 31, 2014 and December 31, 2013, securities held-to-maturity with a carrying value of $17.1 million and $13.0 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

6.	Investment funds

The Bank consolidates its investment in Alpha4X Feeder Fund, following the requirements of ASC 810-10 - Consolidation prior to the implementation of Statement of Financial Accounting Standards (“SFAS”) 167 (FIN 46 (R) (ASU 2009-17 - Consolidation of Variable Interest Entities), because this fund met the deferral criteria in ASU 2010-10 "Amendments for Certain Investment Funds”. Prior consolidation guidance required that a VIE be consolidated by the party that will absorb a majority of the entity’s expected losses or residual returns, or both. As of March 31, 2014 and December 31, 2013, the Bank has a participation of 55.87% in that fund. As disclosed in Note 2 (e), while consolidating the Feeder, the Bank retains the specialized accounting for investment companies applied by the Feeder in the Master.

The Bank's investment in Alpha4X Latam Fundo de Investimento Multimercado is analyzed following the consolidation accounting policy of VIEs described in Note 2 (c). As of March 31, 2014 and December 31, 2013, the Bank is not the primary beneficiary of that VIE. This investment is adjusted to record the Bank's participation in the profits and losses of that fund in the Net gain (loss) from investment funds trading line.

The following table summarizes the balances of investments in investment funds:

(In thousands of US$)	March 31, 2014	December 31, 2013
Alpha4X Feeder Fund	111,961	113,069
Alpha4X Latam Fundo de Investimento Multimercado	5,950	5,592
	117,911	118,661

The Bank has a commitment to remain an investor in these funds, net of annual contractual redemptions, up to March 31, 2016.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

7.	Loans

The following table set forth details of the Bank’s loan portfolio:

(In thousands of US$)	March 31, 2014	December 31, 2013
Corporations:
Private	2,568,909	2,375,178
State-owned	665,660	938,878
Banking and financial institutions:
Private	1,850,174	1,785,798
State-owned	473,253	474,193
Middle-market companies:
Private	540,160	574,107
Sovereign	-	144
Total	6,098,156	6,148,298

The composition of the loan portfolio by industry is as follows:

(In thousands of US$)	March 31, 2014	December 31, 2013

Banking and financial institutions	2,323,427	2,259,991
Industrial	955,707	936,290
Oil and petroleum derived products	931,094	1,170,684
Agricultural	1,083,982	924,251
Services	272,853	398,736
Mining	10,000	10,000
Sovereign	-	144
Others	521,093	448,202
Total	6,098,156	6,148,298

Loans classified by debtor’s credit quality indicators are as follows:

(In thousands of US$)	March 31, 2014
Rating (1)	Corporations		Banking and financial institutions		Middle-market companies
	Private	State-owned	Private	State-owned	Private	Sovereign	Total
1-6	2,565,784	665,660	1,850,174	473,253	540,160	-	6,095,031
7	-	-	-	-	-	-	-
8	3,125	-	-	-	-	-	3,125
9	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-
Total	2,568,909	665,660	1,850,174	473,253	540,160	-	6,098,156

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US$)	December 31, 2013
Rating (1)	Corporations		Banking and financial institutions		Middle-market companies
	Private	State-owned	Private	State-owned	Private	Sovereign	Total
1-6	2,372,053	938,878	1,785,798	474,193	574,107	144	6,145,173
7	-	-	-	-	-	-	-
8	3,125	-	-	-	-	-	3,125
9	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-
Total	2,375,178	938,878	1,785,798	474,193	574,107	144	6,148,298

(1)	Current ratings as of March 31, 2014 and December 31, 2013, respectively.

The remaining loan maturities are summarized as follows:

(In thousands of US$)	March 31, 2014	December 31, 2013
Current:
Up to 1 month	924,467	1,017,794
From 1 month to 3 months	1,370,626	1,749,348
From 3 months to 6 months	837,629	949,364
From 6 months to 1 year	1,137,879	774,803
From 1 year to 2 years	938,629	942,327
From 2 years to 5 years	884,887	711,537
	6,094,117	6,145,173
Delinquent	914	-
Impaired:
Past due with impairment	3,125	3,125
	3,125	3,125
Total	6,098,156	6,148,298

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table provides a breakdown of loans by country risk:

(In thousands of US$)	March 31, 2014	December 31, 2013
Country:
Argentina	201,000	189,828
Brazil	1,933,353	1,708,592
Chile	370,247	490,869
Colombia	572,031	701,577
Costa Rica	374,135	410,295
Dominican Republic	217,253	190,589
Ecuador	133,951	126,001
El Salvador	128,186	123,076
France	1,740	101,006
Guatemala	202,858	199,873
Honduras	79,951	73,524
Jamaica	6,475	60,784
Mexico	607,845	517,278
Netherlands	12,717	14,867
Nicaragua	6,460	7,823
Panama	273,092	223,505
Paraguay	69,186	102,244
Peru	608,281	580,881
Trinidad and Tobago	74,203	142,642
United States of America	36,797	28,283
Uruguay	188,395	154,761
	6,098,156	6,148,298

The fixed and floating interest rate distribution of the loan portfolio is as follows:

(In thousands of US$)
	March 31, 2014	December 31, 2013

Fixed interest rates	2,880,785	3,252,331
Floating interest rates	3,217,371	2,895,967
	6,098,156	6,148,298

As of March 31, 2014 and December 31, 2013, 85% and 92%, respectively, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following is a summary of information of non-accruing loan balances, and interest amounts on non-accruing loans:

(In thousands of US$)	March 31, 2014	December 31, 2013
Loans in non-accrual status Private corporations	3,125	3,125
Total loans in non-accrual status	3,125	3,125

Interest which would have been recorded if the loans had not been in a non-accrual status	36	67
Interest income collected on non-accruing loans	-	-

An analysis of non-accruing loans with impaired balances as of March 31, 2014 and December 31, 2013 is detailed as follows:

(In thousands of US$)	March 31, 2014			Three months ended March 31, 2014
	Recorded investment	Unpaid principal balance	Related allowance	Average principal loan balance	Interest income recognized
With an allowance recorded
Private corporations	3,125	3,125	938	3,125	-
Total	3,125	3,125	938	3,125	-

(In thousands of US$)	December 31, 2013			Three months ended March 31, 2013
	Recorded investment	Unpaid principal balance	Related allowance	Average principal loan balance	Interest income recognized
With an allowance recorded
Private corporations	3,125	3,125	954	-	-
Total	3,125	3,125	954	-	-

As of March 31, 2014 and December 31, 2013, there were no impaired loans without related allowance.

As of March 31, 2014 and December 31, 2013, the Bank did not have any troubled debt restructurings.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table presents an aging analysis of the loan portfolio:

(In thousands of US$)	March 31, 2014
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past Due	Delinquent	Current	Total Loans
Corporations	3,125	-	-	-	3,125	-	3,231,444	3,234,569
Banking and financial institutions	-	-	-	-	-	-	2,323,427	2,323,427
Middle-market companies	-	-	-	-	-	914	539,246	540,160
Total	3,125	-	-	-	3,125	914	6,094,117	6,098,156

(In thousands of US$)	December 31, 2013
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past Due	Delinquent	Current	Total Loans
Corporations	-	-	-	-	-	3,125	3,310,931	3,314,056
Banking and financial institutions	-	-	-	-	-	-	2,259,991	2,259,991
Middle-market companies	-	-	-	-	-	-	574,107	574,107
Sovereign	-	-	-	-	-	-	144	144
Total	-	-	-	-	-	3,125	6,145,173	6,148,298

As of March 31, 2014 and December 31, 2013, the Bank has credit transactions in the normal course of business with 19% y 20%, respectively, of its Class “A” and “B” stockholders. All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s Corporate Governance and control procedures. For both March 31, 2014 and December 31, 2013, approximately 12% of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of March 31, 2014, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

During the three months ended March 31, 2014 and 2013, the Bank sold loans with a book value of $54.2 million and $15.0 million, respectively, with a net gain of $120 thousand and $217 thousand, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

8.	Allowance for credit losses

The Bank classifies the allowance for credit losses into two components as follows:

a)	Allowance for loan losses:

(In thousands of US$)	Three months ended March 31, 2014
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the period	31,516	30,865	10,369	1	72,751
Provision (reversal of provision) for loan losses	(16)	-	1	(1)	(16)
Loan recoveries and other	-	-	-	-	-
Loans written-off	-	-	-	-	-
Balance at end of the period	31,500	30,865	10,370	-	72,735

Components:
Generic allowance	30,562	30,865	10,370	-	71,797
Specific allowance	938	-	-	-	938
Total allowance for loan losses	31,500	30,865	10,370	-	72,735

(In thousands of US$)	Three months ended March 31, 2013
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the period	32,488	28,836	10,887	765	72,976
Provision (reversal of provision) for loan losses	2,259	(4,055)	235	(610)	(2,171)
Loan recoveries and other	-	3	-	-	3
Loans written-off	-	-	-	-	-
Balance at end of the period	34,747	24,784	11,122	155	70,808

Components:
Generic allowance	34,747	24,784	11,122	155	70,808
Specific allowance	-	-	-	-	-
Total allowance for loan losses	34,747	24,784	11,122	155	70,808

Balances in generic allowances for credit losses are mostly related to changes in volume and composition of the credit portfolio. The generic allowance for loan losses remained unchanged during the first quarter of 2014, keeping the risk profile of the loan portfolio.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Following is a summary of loan balances and reserves for loan losses:

(In thousands of US$)	March 31, 2014
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Allowance for loan losses
Generic allowance	30,562	30,865	10,370	-	71,797
Specific allowance	938	-	-	-	938
Total of allowance for loan losses	31,500	30,865	10,370	-	72,735
Loans
Loans with generic allowance	3,231,444	2,323,427	540,160	-	6,098,031
Loans with specific allowance	3,125	-	-	-	3,125
Total loans	3,234,569	2,323,427	540,160	-	6,098,156

(In thousands of US$)	December 31, 2013
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Allowance for loan losses
Generic allowance	30,562	30,865	10,369	1	71,797
Specific allowance	954	-	-	-	954
Total of allowance for loan losses	31,516	30,865	10,369	1	72,751
Loans
Loans with generic allowance	3,310,931	2,259,991	574,107	144	6,145,173
Loans with specific allowance	3,125	-	-	-	3,125
Total loans	3,314,056	2,259,991	574,107	144	6,148,298

b)	Reserve for losses on off-balance sheet credit risk:

(In thousands of US$)	Three months ended March 31
	2014	2013
Balance at beginning of the period	5,222	4,841
Provision for losses on off-balance sheet credit risk	-	2,437
Balance at end of the period	5,222	7,278

The reserve for losses on off-balance sheet credit risk reflects the Bank’s Management estimate of probable losses on off-balance sheet credit risk items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments (see Note 15). The reserve for losses on off-balance sheet credit risk, in the first quarter of 2014, remained unchanged.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

9.	Deposits

The remaining maturity profile of the Bank’s deposits is as follows:

(In thousands of US$)	March 31, 2014	December 31, 2013
Demand	89,531	63,047
Up to 1 month	1,479,053	1,617,059
From 1 month to 3 months	496,703	311,048
From 3 months to 6 months	224,379	207,182
From 6 months to 1 year	221,000	157,000
From 1 year to 2 years	-	6,000
	2,510,666	2,361,336

The following table presents additional information about deposits:

(In thousands of US$)	March 31, 2014	December 31, 2013
Aggregate amounts of time deposits of $100,000 or more	2,421,135	2,298,289
Aggregate amounts of deposits in offices outside Panama	1,757,223	227,559

	Three months ended March 31
	2014	2013
Interest expense paid to deposits in offices outside Panama	290	347

10.	Trading liabilities

The fair value of trading liabilities is as follows:

	March 31, 2014	December 31, 2013
(In thousands of US$)
Trading liabilities:
Interest rate swaps	57	65
Cross-currency interest rate swaps	5	7
Forward foreign exchange	14	-
Total	76	72

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

For the three months ended as of March 31, 2014 and 2013, the Bank recognized the following gains and losses related to trading derivative financial instruments:

	Three months ended March 31
(In thousands of US$)	2014	2013
Interest rate swaps	(16)	(3)
Cross-currency swaps	-	67
Cross-currency interest rate swaps	(3)	4,794
Forward foreign exchange	(180)	(15)
Future contracts	-	191
Total	(199)	5,034

These amounts are reported in the Net gain (loss) from trading securities and Net gain (loss) from investment funds trading lines in the consolidated statements of income. In addition to the trading derivative financial instruments, the Bank has hedging derivative financial instruments that are disclosed in Note 16.

As of March 31, 2014 and December 31, 2013, trading derivative liabilities include or have included interest rate swap and cross-currency interest rate swap contracts that were previously designated as fair value and cash flow hedges. Adjustments to the carrying value of the hedged underlying transactions are amortized in the interest income and expense lines over the remaining term of these transactions. Changes in the fair value of these derivative instruments after discontinuation of hedge accounting are recorded in Net gain (loss) from trading securities.

As of March 31, 2014 and December 31, 2013, information on the nominal amounts of derivative financial instruments held for trading purposes is as follows:

	March 31, 2014			December 31, 2013
(In thousands of US$)	Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability
Interest rate swaps	14,000	-	57	14,000	-	65
Cross-currency interest rate swaps	497	-	5	600	-	7
Forward foreign exchange	572	-	14	-	-	-
Total	15,069	-	76	14,600	-	72

11.	Securities sold under repurchase agreements

The Bank’s financing transactions under repurchase agreements amounted to $274.3 million and $286.2 million as of March 31, 2014 and December 31, 2013, respectively.

During the three months ended as of March 31, 2014 and 2103, interest expense related to financing transactions under repurchase agreements totaled $0.4 million and $0.3 million, respectively, corresponding interest expense generated by the financing contracts under repurchase agreements. These expenses are included in the interest expense – short-term borrowings and debt line in the consolidated statements of income.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

12.	Short-term borrowings and debt

The breakdown of short-term borrowings and debt, together with contractual interest rates, is as follows:

(In thousands of US$)	March 31, 2014	December 31, 2013

Borrowings:
At fixed interest rates	1,052,316	1,289,851
At floating interest rates	847,419	1,017,527
Total borrowings	1,899,735	2,307,378

Debt:
At fixed interest rates	138,211	287,987
At floating interest rates	110,000	110,000
Total debt	248,211	397,987
Total short-term borrowings and debt	2,147,946	2,705,365
Average outstanding balance during the year	2,317,621	2,048,110
Maximum balance at any month-end	2,468,951	2,705,365
Range of fixed interest rates on borrowings and debt in U.S. dollars	0.65% to 1.43%	0.67% to 1.43%
Range of floating interest rates on borrowings and debt in U.S. dollars	0.73% to 1.37%	0.79% to 1.47%
Range of fixed interest rate on borrowings in Mexican pesos	4.31% to 4.37%	4.13% to 4.58%
Floating interest rate on borrowings in Mexican pesos	4.25%	4.03% to 4.24%
Fixed interest rate on debt in Japanese yens	0.75%	0.75%
Fixed interest rate on debt in Swiss francs	0.80%	0.80%
Weighted average interest rate at end of the period	1.02%	1.09%
Weighted average interest rate during the period	1.08%	1.21%

The balances of short-term borrowings and debt by currency, is as follows:

(In thousands of US$)	March 31, 2014	December 31, 2013
Currency
U.S. dollar	2,021,828	2,536,815
Mexican peso	25,907	73,964
Japanese yen	9,703	4,749
Swiss franc	90,508	89,837
Total	2,147,946	2,705,365

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

13.	Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of Euro-Notes and issuances in Latin America. The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates, is as follows:

(In thousands of US$)	March 31, 2014	December 31, 2013
Borrowings:
At fixed interest rates with due dates in June 2015	25,000	25,000
At floating interest rates with due dates from April 2014 to February 2017	516,824	506,346
Total borrowings	541,824	531,346
Debt:
At fixed interest rates with due dates from November 2014 to March 2024	664,046	444,719
At floating interest rates with due dates from July 2016	25,000	177,806
Total debt	689,046	622,525
Total long-term borrowings and debt outstanding	1,230,870	1,153,871
Average outstanding balance during the period	1,166,085	1,317,983
Maximum outstanding balance at any month-end	1,230,870	1,893,149
Range of fixed interest rates on borrowings and debt in U.S. dollars	1.50% to 3.75%	1.50% to 3.75%
Range of floating interest rates on borrowings and debt in U.S. dollars	0.52% to 1.77%	0.52% to 1.77%
Fixed interest rates on borrowings and debt in Mexican pesos	4.45%	-
Range of floating interest rates on borrowings and debt in Mexican pesos	4.54% to 5.30%	4.44% to 5.29%
Fixed interest rate on debt in Peruvian nuevos soles peruanos	6.50%	6.50%
Fixed interest rate on debt in Euros	3.75%	-
Weighted average interest rate at the end of the period	3.21%	3.06%
Weighted average interest rate during the period	3.12%	3.08%

The balances of long-term borrowings and debt by currency, is as follows:

(In thousands of US$)	March 31, 2014	December 31, 2013
Currency
U.S. dollar	836,411	866,975
Euro	66,641	-
Mexican peso	284,022	242,916
Peruvian nuevo sol	43,796	43,980
Total	1,230,870	1,153,871

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The Bank's funding activities include: (i) Euro Medium Term Note Program (“EMTN”), which may be used to issue notes for up to $2.3 billion, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes “Certificados Bursatiles” Program (the “Mexico Program”) in the Mexican local market, registered with the Mexican National Registry of Securities maintained by the National Banking and Securities Commission in Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from one day to 30 years; (iii) a Program in Peru to issue corporate bonds under a private offer in Peruvian nuevos soles (“PEN”), offered exclusively to institutional investors domiciled in the Republic of Peru, for an maximum aggregate limit of the equivalent of $300 million, with different maturities and interest rate structures.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of March 31, 2014, the Bank was in compliance with all covenants.

The future remaining maturities of long-term borrowings and debt outstanding as of March 31, 2014, are as follows:

(In thousands of US$)
Due in:	Outstanding
2014	328,198
2015	208,819
2016	226,571
2017	400,641
2024	66,641
1,230,870

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

14.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	Three months ended March, 31
(In thousands of US$, except per share amounts)	2014	2013

Net income from continuing operations attributable to Bladex stockholders for both basic and diluted EPS	23,512	16,321
Net loss from discontinued operations	-	(27)
Net income attributable to Bladex stockholders for both basic and diluted EPS	23,512	16,294

Basic earnings per share from continuing operations	0.61	0.43
Diluted earnings per share from continuing operations	0.61	0.43

Basic loss per share from discontinued operations	-	(0.00)
Diluted loss per share from discontinued operations	-	(0.00)

Basic earnings per share	0.61	0.43
Diluted earnings per share	0.61	0.43
Weighted average common shares outstanding - applicable to basic	38,600	38,218

Weighted average common shares outstanding - applicable to basic	38,600	38,218
Effect of dilutive securities:
Stock options and restricted stock units plans	79	95
Adjusted weighted average common shares outstanding applicable to diluted EPS	38,679	38,313

15.	Financial instruments with off-balance sheet credit risk

In the normal course of business, to meet the financing needs of its customers, the Bank is party to financial instruments with off-balance sheet credit risk. These financial instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated balance sheet. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding financial instruments with off-balance sheet credit risk were as follows:

(In thousands of US$)	March 31, 2014	December 31, 2013
Confirmed letters of credit	191,259	221,963
Stand-by letters of credit and guarantees - Commercial risk	123,970	137,285
Credit commitments	161,480	121,175
	476,709	480,423

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

As of March 31, 2014, the remaining maturity profile of the Bank’s outstanding financial instruments with off-balance sheet credit risk is as follows:

(In thousands of US$)
Maturities	Amount

Within 1 year	371,410
From 1 to 2 years	74,683
From 2 to 5 years	30,022
After 5 years	594
476,709

As of March 31, 2014 and December 31, 2013 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

(In thousands of US$) Country:	March 31, 2014	December 31, 2013

Argentina	-	295
Bolivia	216	80
Brazil	74,665	22,567
Chile	253	-
Colombia	60,454	38,545
Costa Rica	3,618	897
Dominican Republic	13,270	108
Ecuador	101,293	153,072
El Salvador	3,035	25
Guatemala	43,460	43,548
Honduras	529	412
Jamaica	152	338
Mexico	9,694	20,969
Netherlands	17,832	17,833
Panama	61,681	96,943
Paraguay	357	2
Peru	44,254	41,063
Switzerland	1,000	1,000
United Kingdom	-	70
Uruguay	40,946	40,946
Venezuela	-	1,710
	476,709	480,423

Letters of credit and guarantees

The Bank, on behalf of its client base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the credit, the Bank will. The Bank provides stand-by letters of credit and guarantees, which are issued on behalf of institutional customers in connection with financing between its customers and third parties. The Bank applies the same credit policies used in its lending process, and once issued the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank's obligation to make payment in the event of a customer’s contractual default to a third party. Risks associated with stand-by letters of credit and guarantees are included in the evaluation of the Bank’s overall credit risk.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Credit commitments

Commitments to extend credit are binding legal agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

16.	Derivative financial instruments for hedging purposes

As of March 31, 2014 and December 31, 2013, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	March 31, 2014			December 31, 2013
(In thousands of US$)	Nominal	Fair Value (1)		Nominal	Fair Value (1)
	Amount	Asset	Liability	Amount	Asset	Liability
Fair value hedges:
Interest rate swaps	523,590	4,619	904	494,558	4,625	1,403
Cross-currency interest rate swaps	339,350	2,884	7,596	269,488	2,783	6,834
Cash flow hedges:
Interest rate swaps	453,000	-	537	453,000	393	243
Cross-currency interest rate swaps	126,308	7,165	-	126,308	6,392	-
Forward foreign exchange	60,687	2	1,033	88,130	684	92
Net investment hedges:
Forward foreign exchange	5,768	-	146	5,810	340	-
Total	1,508,703	14,670	10,216	1,437,294	15,217	8,572

Net gain on the ineffective portion of hedging activities (2)	(20)			(516)

(1)	The fair value of assets and liabilities is reported within the derivative financial instruments used for hedging - receivable and payable lines in the consolidated balance sheets, respectively.
(2)	Gains and losses resulting from ineffectiveness and credit risk in hedging activities are reported within the derivative financial instruments and hedging line in the consolidated statements of income as derivatives financial instruments and hedging, and correspond to the three months ended March 31, 2014 and 2013, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of income are presented below:

Three months ended March 31, 2014
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(687)
Cross-currency interest rate swaps	721	Gain (loss) on foreign currency exchange	-	-
		Interest income – loans	(3)	-

Forward foreign exchange	(1,059)	Interest income – loans
		Interest expense – borrowings and debt	(489)	-
		Gain (loss) on foreign currency exchange	1,417	-
Total	(1,025)		925	-

Derivatives – net investment hedge
Forward foreign exchange	(330)	Gain (loss) on foreign currency exchange	-	-
Total	(330)		-	-

Three months ended March 31, 2013
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(439)	Gain (loss) on foreign currency exchange	-	-
Cross-currency interest rate swaps
	(1,657)	Interest income – loans	(21)	-
		Interest expense – borrowings and debt	31	-
		Gain (loss) on foreign currency exchange	(288)	-
Total	(2,096)		(278)	-

Derivatives – net investment hedge
Forward foreign exchange	(112)	Gain (loss) on foreign currency exchange	-	-
Total	(112)		-	-

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The Bank recognized in earnings the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

Three months ended March 31, 2014
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(503)	829	326
	Interest income – loans	(14)	136	122
	Interest expense – borrowings and debt	943	(4,047)	(3,104)

	Derivative financial instruments and hedging	(420)	367	(53)

Cross-currency interest rate swaps	Interest income – loans	(294)	590	296
	Interest expense – borrowings and debt	1,387	(2,855)	(1,468)

	Derivative financial instruments and hedging	8	25	33
	Gain (loss) on foreign currency exchange	-	-	-
		1,107	(4,955)	(3,848)

Three months ended March 31, 2013
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(753)	1,082	329
	Interest income – loans	(1)	14	13
	Interest expense – borrowings and debt	684	(4,047)	(3,363)

	Derivative financial instruments and hedging	(741)	716	(25)

Cross-currency interest rate swaps	Interest income – loans	(98)	211	113
	Interest expense – borrowings and debt	1,929	(3,356)	(1,427)

	Derivative financial instruments and hedging	6,431	(6,922)	(491)
	Gain (loss) on foreign currency exchange	(429)	458	29
		7,022	(11,844)	(4,822)

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

For control purposes, derivative instruments are recorded at their nominal amount (“notional amount”) in memorandum accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments, and viceversa. The Bank also engages in certain foreign exchange trades to serve customers’ transaction needs and to manage the foreign currency risk. All such positions are hedged with an offsetting contract for the same currency. The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the credit and investment portfolio. The Bank also uses foreign currency exchange contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign subsidiary. Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 7.24 years.

The Bank estimates that approximately $529 thousand of losses reported in OCI as of March 31, 2014 related to forward foreign exchange contracts are expected to be reclassified into interest income as an adjustment to yield of hedged loans during year 2014.

Types of Derivatives and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Forward foreign exchange contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms. The Bank has designated these derivative instruments as cash flow hedges and net investment hedges.

In addition to hedging derivative financial instruments, the Bank has derivative financial instruments held for trading purposes that have been disclosed in Note 10.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

17.	Accumulated other comprehensive income (loss)

As of March 31, 2014 and 2013 the breakdown of accumulated other comprehensive income (loss) related to investment securities available-for-sale and derivative financial instruments, and foreign currency translation is as follows:

(In thousands of US$)	Securities available- for-sale	Derivative financial instruments	Foreign currency translation adjustment, net of hedges	Total
Balance as of January 1, 2014	(10,194)	(685)	(1,696)	(12,575)
Net unrealized gains arising from the period	4,593	(680)	-	3,913
Reclassification adjustment for (gains) loss included in net income (1)	(252)	121	-	(131)
Foreign currency translation adjustment, net	-	-	(244)	(244)
Other comprehensive income (loss) from the period	4,341	(559)	(244)	3,538
Balance as of March 31, 2014	(5,853)	(1,244)	(1,940)	(9,037)

Balance as of January 1, 2013	933	(368)	(1,295)	(730)
Net unrealized gains arising from the period	(492)	233	-	(259)
Reclassification adjustment for (gains) loss included in net income (1)	(117)	165	-	48
Foreign currency translation adjustment, net	-	-	(1)	(1)
Other comprehensive income (loss) from the period	(609)	398	(1)	(212)
Balance as of March 31, 2013	324	30	(1,296)	(942)

(1) Reclassification adjustments include amounts recognized in net income during the current period that had been part of other comprehensive income (loss) in this and previous periods.

The following table presents amounts reclassified from other comprehensive income to the net income of the period:

Three months ended March 31, 2014
(In thousands of US$) Details about accumulated other comprehensive income components	Amount reclassified form accumulated other comprehensive income	Affected line item in the statement where net income is presented
Realized gains (losses) on securities available-for-sale:
	1	Interest income – securities available-for-sale
	251	Net gain on sale of securities available-for-sale
252
Gains (losses) on derivative financial instruments:
Forward foreign exchange	(491)	Interest income - loans
	-	Interest expense – borrowings and debt
	370	Net gain (loss) on foreign currency exchange
(121)

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Three months ended March 31, 2013
(In thousands of US$) Details about accumulated other comprehensive income components	Amount reclassified form accumulated other comprehensive income	Affected line item in the statement where net income is presented
Realized gains (losses) on securities available-for-sale:
	1	Interest income – securities available-for-sale
	116	Net gain on sale of securities available-for-sale
117
Gains (losses) on derivative financial instruments:
Forward foreign exchange	(21)	Interest income - loans
	31	Interest expense – borrowings and debt
	(175)	Net gain (loss) on foreign currency exchange
(165)

18.	Offsetting of financial assets and liabilities

In the ordinary course of business, the Bank enters into derivative financial instrument transactions and securities sold under repurchase agreements under industry standards agreements. Depending on the collateral requirements stated in the contracts, the Bank and counterparties can receive or deliver collateral based on the fair value of the financial instruments transacted between parties. Collateral typically consists of cash deposits and securities. The master netting agreements include clauses that, in the event of default, provide for close-out netting, which allows all positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

The following tables summarize financial assets and liabilities that have been offset in the consolidated balance sheet or are subject to master netting agreements:

a)	Derivative financial instruments - assets

March 31, 2014
(In thousands of US$)				Gross amounts not offset in the balance sheet
Description	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet	Financial instruments	Cash collateral received	Net amount

Derivative financial instruments	14,670	-	14,670	-	-	14,670

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

December 31, 2013
(In thousands of US$)				Gross amounts not offset in the balance sheet
Description	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet	Financial instruments	Cash collateral received	Net amount

Derivative financial instruments	15,217	-	15,217	-	(1,050)	14,167

The following table presents the reconciliation of assets that have been offset or are subject to master netting agreements to individual line items in the balance sheet as of March 31, 2014 and December 31, 2013:

(In thousands of US$)	March 31, 2014			December 31, 2013
Description	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet
Derivative financial instruments:
Trading assets	-	-	-	-	-	-
Derivative financial instruments used for hedging - receivable	14,670	-	14,670	15,217	-	15,217
Total derivative financial instruments	14,670	-	14,670	15,217	-	15,217

b)	Financial liabilities and derivative financial instruments - liabilities

March 31, 2014
(In thousands of US$)				Gross amounts not offset in the balance sheet
Description	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet	Financial instruments	Cash collateral pledged	Net amount

Securities sold under repurchase agreements	274,290	-	274,290	(273,850)	(440)	-

Derivative financial instrument	10,292	-	10,292	-	(7,800)	2,492
Total	284,582	-	284,582	(273,850)	(8,240)	2,492

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

December 31, 2013
(In thousands of US$)				Gross amounts not offset in the balance sheet
Description	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet	Financial instruments	Cash collateral pledged	Net amount

Securities sold under repurchase agreements	286,162	-	286,162	(285,471)	(691)	-

Derivative financial instrument	8,644	-	8,644	-	(5,340)	3,304
Total	294,806	-	294,806	(285,471)	(6,031)	3,304

The following table presents the reconciliation of liabilities that have been offset or are subject to master netting agreements to individual line items in the balance sheet as of March 31, 2014 and December 31, 2013:

(In thousands of US$)	March 31, 2014			December 31, 2013
Description	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet

Securities sold under repurchase agreements	274,290	-	274,290	286,162	-	286,162
Derivative financial instruments:
Trading liabilities	76	-	76	72	-	72
Derivative financial instruments used for hedging - payable	10,216	-	10,216	8,572	-	8,572
Total derivative financial instruments	10,292	-	10,292	8,644	-	8,644

19.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in ASC Topic 820 - Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value. The Bank applied the following fair value hierarchy:

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Level 1 – Assets or liabilities for which an identical instrument is traded in an active market, such as publicly-traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active; or other observable inputs that can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability. When possible, the Bank uses active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. The frequency of transactions, the size of the bid-ask spread and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.

When there has been a significant decrease in the volume or level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:

Trading assets and liabilities and securities available-for-sale

Trading assets and liabilities are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Securities available-for-sale are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

When quoted prices are available in an active market, available-for-sale securities and trading assets and liabilities are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices of similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within level 2 of the fair value hierarchy.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Investment funds

The investment funds invest in trading assets and liabilities that are carried at fair value, which is based upon quoted market prices when available. For financial instruments for which quoted prices are not available, the investment funds use independent valuations from pricing providers that use their own proprietary valuation models that take into consideration discounted expected cash flows, using market rates commensurate with the credit quality and maturity of the security. These prices are compared to independent valuations from counterparties.

The investment funds are not traded in an active market and, therefore, representative market quotes are not readily available. Their fair value is adjusted on a monthly basis based on its financial results, its operating performance, its liquidity and the fair value of its long and short investment portfolio that are quoted and traded in active markets. Such investments are classified within level 2 of the fair value hierarchy.

Derivative financial instruments

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. Exchange-traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.

For those derivative contracts without quoted market prices, fair value is based on internal valuation techniques using inputs that are readily observable and that can be validated by information available in the market. The principal technique used to value these instruments is the discounted cash flows model and the key inputs considered in this technique include interest rate yield curves and foreign exchange rates. These derivatives are classified within level 2 of the fair value hierarchy.

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to OTC derivative instruments, in which the base valuation generally discounts expected cash flows using the London Interbank Offered Rate (“LIBOR”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant LIBOR curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

Own-credit and counterparty CVA is determined using a fair value curve consistent with the Bank’s or counterparty credit rating. The CVA is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the CVA may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of the Bank or its counterparties or due to the anticipated termination of the transactions.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Transfer of financial assets

Gains or losses on sale of loans depend in part on the carrying amount of the financial assets involved in the transfer, and its fair value at the date of transfer. The fair value of instruments is determined based upon quoted market prices when available, or are based on the present value of future expected cash flows using information related to credit losses, prepayment speeds, forward yield curves, and discounted rates commensurate with the risk involved.

Financial instruments measured at fair value on a recurring basis by caption on the consolidated balance sheets using the fair value hierarchy are described below:

	March 31, 2014
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets
Assets
Securities available-for-sale
Corporate debt	169,449	-	-	169,449
Sovereign debt	147,049	-	-	147,049
Total securities available-for-sale	316,498	-	-	316,498
Investment funds	-	117,911	-	117,911
Derivative financial instruments used for hedging - receivable
Interest rate swaps	-	4,619	-	4,619
Cross-currency interest rate swaps	-	10,049	-	10,049
Forward foreign exchange	-	2	-	2
Total derivative financial instruments used for hedging - receivable	-	14,670	-	14,670
Total assets at fair value	316,498	132,581	-	449,079

Liabilities
Trading liabilities
Interest rate swaps	-	57	-	57
Cross-currency interest rate swaps	-	5	-	5
Forward foreign exchange	-	14	-	14
Total trading liabilities	-	76	-	76

Derivative financial instruments used for hedging – payable
Interest rate swaps	-	1,441	-	1,441
Cross-currency interest rate swaps	-	7,596	-	7,596
Forward foreign exchange	-	1,179	-	1,179
Total derivative financial instruments used for hedging - payable	-	10,216	-	10,216
Total liabilities at fair value	-	10,292	-	10,292

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

	December 31, 2013
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets
Assets
Securities available-for-sale
Corporate debt	178,168	-	-	178,168
Sovereign debt	156,200	-	-	156,200
Total securities available-for-sale	334,368	-	-	334,368
Investment funds	-	118,661	-	118,661
Derivative financial instruments used for hedging - receivable
Interest rate swaps	-	5,018	-	5,018
Cross-currency interest rate swaps	-	9,175	-	9,175
Forward foreign exchange	-	1,024	-	1,024
Total derivative financial instruments used for hedging - receivable	-	15,217	-	15,217
Total assets at fair value	334,368	133,878	-	468,246

Liabilities
Trading liabilities
Interest rate swaps	-	65	-	65
Cross-currency interest rate swaps	-	7	-	7
Total trading liabilities	-	72	-	72

Derivative financial instruments used for hedging – payable
Interest rate swaps	-	1,646	-	1,646
Cross-currency interest rate swaps	-	6,834	-	6,834
Forward foreign exchange	-	92	-	92
Total derivative financial instruments used for hedging - payable	-	8,572	-	8,572
Total liabilities at fair value	-	8,644	-	8,644

ASC Topic 825 - Financial Instruments requires disclosure of fair value of financial instruments including those assets and liabilities for which the Bank did not elect the fair value option. Bank’s management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are limitations in any estimation technique. The estimated fair value amounts have been measured as of their respective period-end. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end.

The following information should not be interpreted as an estimate of the fair value of the Bank. Fair value calculations are only provided for a limited portion of the Bank’s financial assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison of fair value information of the Bank and other companies may not be meaningful for comparative analysis.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following methods and assumptions were used by the Bank’s management in estimating the fair values of financial instruments whose fair value is not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances, accrued interest receivable and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements, accrued interest payable, and acceptances outstanding, as a result of their short-term nature, are considered to approximate fair value. These instruments are classified in Level 2.

Securities held-to-maturity

The fair value has been based upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted price of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. These securities are classified in Levels 1 and 2.

Loans

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant period. These assets are classified in Level 2.

Short and long-term borrowings and debt

The fair value of short and long-term borrowings and debt is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements, taking into account the changes in the Bank’s credit margin. These liabilities are classified in Level 2.

Commitments to extend credit, stand-by letters of credit, and financial guarantees written

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements which consider the counterparty risks; which fair value is calculated based on the present value of the premium to be received or a specific allowance for off-balance sheet credit contingencies, whichever is greater. These commitments are classified in Level 3. Fair value of these instruments is provided for disclosure purposes only.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

(In thousands of US$)	March 31, 2014
	Carrying Value	Fair Value	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)
Financial assets
Instruments with carrying value that approximates fair value	656,088	656,088	-	656,088	-
Securities held-to-maturity	36,611	36,682	17,146	19,536	-
Loans, net (1)	6,018,931	6,204,081	-	6,204,081	-

Financial liabilities
Instruments with carrying value that approximates fair value	2,836,792	2,836,920	-	2,836,920	-
Short-term borrowings and debt	2,147,946	2,150,955	-	2,150,955	-
Long-term borrowings and debt	1,230,870	1,262,768	-	1,262,768	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	6,123	5,531	-	-	5,531

(1)	The carrying value of loans is net of the Allowance for loan losses of $72.7 million and unearned income and deferred fees of $6.5 million for March 31, 2014.

(In thousands of US$)	December 31, 2013
	Carrying Value	Fair Value	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)
Financial assets
Instruments with carrying value that approximates fair value	881,573	881,573	-	881,573	-
Securities held-to-maturity	33,759	33,634	17,010	16,624	-
Loans, net (1)	6,068,879	6,264,624	-	6,264,624	-

Financial liabilities
Instruments with carrying value that approximates fair value	2,662,412	2,662,609	-	2,662,609	-
Short-term borrowings and debt	2,705,365	2,711,936	-	2,711,936	-
Long-term borrowings and debt	1,153,871	1,180,877	-	1,180,877	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	6,827	5,365	-	-	5,365

(1)	The carrying value of loans is net of the Allowance for loan losses of $72.7 million and unearned income and deferred fees of $6.7 million for December 31, 2013.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

20.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

21.	Capital adequacy

The Banking Law in the Republic of Panama requires banks with general banking license to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4% of its assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk. As of March 31, 2014, the Bank’s capital adequacy ratio is 15.58% which is in compliance with the capital adequacy ratios required by the Banking Law in the Republic of Panama.

22.	Business segment information

The Bank’s activities are operated and managed in two segments, Commercial and Treasury. The segment information reflects this operational and management structure, in a manner consistent with the requirements outlined in ASC Topic 280 - Segment Reporting. The segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

The Bank incorporates net operating income(3) by business segment in order to disclose the revenue and expense items related to its normal course of business, segregating from the net income, the impact of reversals of reserves for loan losses and off-balance sheet credit risk, and recoveries on assets. In addition, the Bank’s net interest income represents the main driver of net operating income; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, such as for securities available-for-sale and trading assets and liabilities, which are included in net other income, in the Treasury Segment. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Segment.

The Bank believes that the presentation of net operating income provides important supplementary information to investors regarding financial and business trends relating to the Bank’s financial condition and results of operations. These measures exclude the impact of reversals (provisions) for loan losses and reversals (provisions) for losses on off-balance sheet credit risk (together referred to as “Reversal of provision (provision) for credit losses”) which Bank’s management considers distort trend analysis.

Net operating income disclosed by the Bank should not be considered a substitute for, or superior to, financial measures calculated differently from similar measures used by other companies. These measures, therefore, may not be comparable to similar measurements used by other companies.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The Commercial Segment incorporates all of the Bank’s financial intermediation and fees generated by the commercial portfolio. The commercial portfolio includes book value of loans, selected deposits placed, acceptances and contingencies. Operating income from the Commercial Segment includes net interest income from loans, fee income and allocated operating expenses.

The Treasury Segment incorporates deposits in banks and all of the Bank’s trading assets, securities available-for-sale and held-to-maturity, and the balance of the investment funds. Operating income from the Treasury Segment includes net interest income from deposits with banks, securities available-for-sale and held-to-maturity, net interest margin related to investment funds, derivative and hedging activities, net gain (loss) from investment funds trading, net gain (loss) from trading securities, net gain on sale of securities available-for-sale, net gain (loss) on foreign currency exchange, and allocated income and operating expenses.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table provides certain information regarding the Bank’s continuing operations by segment:

Business Segment Analysis (1)

	Three months ended March 31
(In thousands of US$)	2014	2013
COMMERCIAL
Interest income	47,007	46,529
Interest expense	(19,023)	(19,144)
Net interest income	27,984	27,385
Net other income (2)	4,676	2,836
Operating expenses	(10,327)	(9,850)
Net operating income (3)	22,333	20,371
Reversal of provision for loan and off-balance sheet credit losses	16	-
Recoveries, net of impairment of assets	-	(266)
Net income attributable to Bladex stockholders	22,349	20,105
Commercial assets and contingencies (end of period balances):
Interest-earning assets (4 y 6)	6,091,666	5,843,203
Other assets and contingencies (5)	511,623	383,058
Total interest-earning assets, other assets and contingencies	6,603,289	6,226,261
TREASURY
Interest income	2,608	1,876
Interest expense	1,516	(3,241)
Net interest income	4,124	(1,365)
Net other income (expense)(2)	(280)	1,195
Operating expenses	(3,157)	(3,602)
Net operating income (3)	687	(3,772)
Net income (loss)	687	(3,772)

Net income attributable to the redeemable noncontrolling interest	(475)	12
Net income (loss) attributable to Bladex stockholders	1,162	(3,784)

Treasury assets and contingencies (end of period balances):
Interest-earning assets (6)	1,055,134	1,030,115
Redeemable noncontrolling interest	(49,424)	(1,896)
Total interest-earning assets, other assets and contingencies	1,005,710	1,028,219

(In thousands of US$)
TOTAL
Interest income	49,615	48,404
Interest expense	(17,507)	(22,385)
Net interest income	32,108	26,019
Net other income (2)	4,396	4,032
Operating expenses	(13,484)	(13,452)
Net operating income (3)	23,020	16,599
Reversal of provision (provision) for loans and off-balance sheet credit losses	16	-
Recoveries, net of impairment of assets	-	(266)
Net income – business segment	23,036	16,333
Net income (loss) attributable to the redeemable noncontrolling interest	(475)	12
Net income attributable to Bladex stockholders – business segment	23,511	16,321
Discontinued operations (Note 3)	-	(27)
Net income attributable to Bladex stockholders	23,511	16,294

Total assets and contingencies (end of period balances):
Interest-earning assets (4 y 6)	7,146,800	6,873,318
Other assets and contingencies (5)	511,623	383,058
Redeemable noncontrolling interest	(49,424)	(1,896)
Total interest-earning assets, other assets and contingencies	7,608,999	7,254,480

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income excludes reversals (provisions) for loans and off-balance sheet credit losses.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Reconciliation of Net other income:	2014	2013
Net other income – business segment	4,396	4,032
Reversal of provision (provision) for losses on off-balance sheet credit risk	-	(2,437)
Net other income – consolidated financial statements	4,396	1,595

(3)	Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.
(4)	Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.
(5)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available-for-sale and held-to-maturity, trading securities and the balance of investment funds.

	March 31,
	2014	2013
Reconciliation of Total assets:
Interest-earning assets – business segment	7,146,800	6,873,318
Allowance for loan losses	(72,735)	(70,808)
Customers’ liabilities under acceptances	34,348	2,728
Accrued interest receivable	37,626	36,115
Equipment and leasehold improvements, net	9,821	12,194
Derivative financial instruments used for hedging - receivable	14,670	26,240
Other assets	8,291	14,055
Total assets – consolidated financial statements	7,178,821	6,893,842

Geographic information is as follows:

	March 31, 2014
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total

Interest income	45,648	-	3,947	20	49,615
Interest expense	(17,179)	-	(291)	(37)	(17,507)
Net interest income	28,469	-	3,656	(17)	32,108

Long-lived assets:
Equipment and leasehold improvements, net	9,619	-	202	-	9,821

	March 31, 2013
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total

Interest income	44,243	33	4,096	32	48,404
Interest expense	(22,008)	-	(347)	(30)	(22,385)
Net interest income	22,235	33	3,749	2	26,019

Long-lived assets:
Equipment and leasehold improvements, net	11,816	7	371	-	12,194

23.	Subsequent event

In April 2014, the Bank redeemed $13.9 million of its investment in Alpha4X Feeder Fund.

-55-